

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2018

George S. Davis
Executive Vice President and Chief Financial Officer
QUALCOMM Inc.
5775 Morehouse Dr.
San Diego, CA 92121-1714

Re: QUALCOMM Inc.
Form 10-K for the Fiscal Year Ended September 24, 2017
File No. 0-19528

Dear Mr. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Telecommunications